UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

JIVE SOFTWARE, INC.

(Name of Subject Company (Issuer))

JAZZ MERGERSUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

WAVE SYSTEMS CORP.

(Parent of Offeror)

A Wholly Owned Subsidiary of

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 428,259,508	$ 49,635.28

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by (i) adding the sum of (A) 79,765,477 shares of common stock, par value $0.0001 per share, of Jive Software, Inc. (the “Company”) issued and outstanding multiplied by the offer price of $5.25 per share as of May 10, 2017; (B) 4,740,350 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of May 10, 2017 multiplied by the offer price of $5.25 per share less the weighted average exercise price for such options of $2.91 per share; (C) 6,166,066 shares subject to outstanding restricted stock units as of May 10, 2017, multiplied by the offer price of $5.25 per share and (D) up to 273,977 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2015 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.25 per share minus (ii) $35,411,891, representing a portion of the Company’s stock options and restricted stock units that will not be paid at closing of the transaction but rather will be converted into the right to receive cash payments in accordance with the existing vesting schedule (as modified by the terms of the offer). The calculation of the filing fee is based on information provided by the Company as of May 10, 2017, which is the most recent practical date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,635.28	Filing Party: Jazz MergerSub, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on May 12, 2017 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by (i) Jazz MergerSub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Wave Systems” or “Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), (ii) Parent and (iii) Guarantor. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.25 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3.

Item 11.	Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraphs to the end of such Section 15:

“The condition to the Offer requiring that any waiting period under the HSR Act applicable to the purchase of Company Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective May 23, 2017 at 11:59 p.m. Eastern Time.

Even though the requisite waiting period under the HSR Act has expired, at any time, if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Company Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Company Shares have already been acquired, requiring disposition of such Company Shares or the divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.”

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by deleting and replacing the second and third paragraphs appearing under the heading “United States Antitrust Compliance” to read as follows:

“Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Offer on May 8, 2017, beginning the HSR waiting period, which was scheduled to expire on May 23, 2017. The Company filed a Premerger Notification and Report Form on May 12, 2017. The required waiting period with respect to the Offer under the HSR Act expired on May 23, 2017 at 11:59 pm Eastern Time. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time, if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Company Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Company Shares have already been acquired, requiring disposition of such Company Shares or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2017	Jazz MergerSub, Inc.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 24, 2017	Wave Systems Corp.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 24, 2017	ESW Capital, LLC

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017.*

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017.*

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017.*

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017.*

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017.*

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.*

(a)(5)(G)	Letter made available to Jive Software, Inc. employees.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc.*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto.*

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.*

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.